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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 4//6 6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FEB 2 7 2004

REPORT FOR THE PERIOD BEGINNING ___01/01/2003___ AND ENDING ___12/31/2003___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: San Jacinto Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

___5949 Sherry Lane, Suite 960___

(No. and Street)

___Dallas, Texas___   ___75225___

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Don Sterling___   ___(214) 696-1050___

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Davis, Clark and Company, P.C.___

(Name – if individual, state last, first, middle name)

___2705 Swiss Avenue___	___Dallas___	___Texas___	___75204___
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 22 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Don Sterling_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __San Jacinto Securities_____ , as of __December 31_____ , 20 __003__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

MARY LOUISE CURCIO
Notary Public
State of Texas
Comm. Expires 07-05-2004

This report ** contains (check all applicable boxes):
- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flow
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAN JACINTO SECURITIES, INC.

December 31, 2003

FINANCIAL STATEMENTS

San Jacinto Securities, Inc.

FINANCIAL STATEMENTS

December 31, 2003

TABLE OF CONTENTS

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

Independent Auditor's Report

Board of Directors
San Jacinto Securities, Inc.
5949 Sherry Lane, Suite 960
Dallas, Texas 75225

We have audited the accompanying statement of financial condition of San Jacinto Securities, Inc. as of December 31, 2003, and the related statements of income, of changes in stockholders' equity, of cash flows, and of changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Jacinto Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 14, 2004

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants



2705 SWISS AVENUE • DALLAS, TEXAS 75204 • TEL (214) 824-2556 • FAX (214) 823-9367• WEB www.texascpa.com

San Jacinto Securities, Inc.
Statement of Financial Condition
December 31, 2003

ASSETS

Cash and money market accounts	$	166,104
Receivables from brokers or dealers		
Clearance account		169,339
Securities owned (at market value)		1,104
Property, furniture, equipment and leasehold improvements (at cost net of accumulated depreciation of $108,734)		3,559
Note receivable		198,375
Other assets		
Miscellaneous		9,353
Total assets	$	547,834

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued liabilities	$	85,270
Total liabilities		85,270
Stockholders' equity		
Common stock (.10 par value, 30,000 shares authorized, 21,560 shares issued and outstanding)		2,156
Additional paid-in capital		47,844
Retained earnings		412,564
Total stockholders' equity		462,564
Total liabilities and stockholders' equity	$	547,834

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2003

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance beginning of period	$ 2,156	$ 47,844	$ 513,892	$ 563,892
Net (loss) for period	- 0 -	- 0 -	(101,328)	(101,328)
Balance at end of period	$ 2,156	$ 47,844	$ 412,564	$ 462,564

The accompanying notes are an integral part of this statement.

Revenues

Commissions	$ 1,669,572
(Loss) on firm securities trading accounts	(4,175)
Consulting	44,000
Interest and dividends	1,264
Other income	8,187
Total revenues	1,718,848

Expenses

Salaries and other employment costs for voting stockholders/officers	244,984
Other employee compensation and benefits	897,653
Clearance and registration fees	125,332
Other expenses	552,207
Total expenses	1,820,176

Net (loss)	($ 101,328)
(Loss) per share	($ 4.70)

The accompanying notes are an integral part of this statement.

San Jacinto Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:

Net (loss) ($ 101,328)

Non cash expenses, revenue, losses and gains included in net income:

Depreciation	3,760
(Increase) in accounts receivable from broker/dealers	(88,263)
Decrease in securities owned	278,096
Decrease in receivable from non-customers	73,048
(Increase) in other assets	(2,099)
Increase in accounts payable and accrued liabilities	24,708
Net cash flow provided by operating activities	187,922

Cash flow from investing activities

Purchase of fixed assets	(2,421)
Disposal of fixed assets	339
Note receivable	(198,375)
Net cash (used in) investing activities	(200,457)

Net decrease in cash and money market accounts	(12,535)
Cash and money market accounts at the beginning of the year	178,639
Cash and money market accounts at the end of the year	$ 166,104

Supplemental Cash Flow Information:

Interest expense actually paid	$ - 0 -
Income taxes actually paid	$ - 0 -

The accompanying notes are an integral part of this statement.

5

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2003

Balance, December 31, 2002 $ - 0 -

Change during year   - 0 -

Balance, December 31, 2003 $ - 0 -

The accompanying notes are an integral part of this statement.

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, management selects accounting principles generally accepted in the United States of America and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure, allocate and make certain assumptions regarding Company resources and obligations within the financial process according to those principles. Below is a summary of certain accounting policies selected by management.

A. General

San Jacinto Securities, Inc. operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities, Inc. who carries such accounts on a fully disclosed basis. From time to time, the Company participates as part of the "selling group" in underwritings. It is the Company's policy to participate in underwritings only on a "best efforts" basis. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934, (Act).

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Trading Securities

Trading securities are valued at market and unrealized gains and losses are reflected in gains or losses on firm securities trading accounts. The Company had no trading securities at December 31, 2003.

D. Fixed Assets

The Company estimates depreciation using a three year straight line method. Total depreciation expense for 2003 was $3,760.

E. Cash Flows

The Company uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid instruments with original maturities of three months or less.

1. Summary of Significant Accounting Policies (cont'd)

    F. Accounting Estimates and Assumptions

    The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates and assumptions primarily relate to valuation and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts. Significant estimates and assumptions are the lives used to depreciate fixed assets and the valuation of securities owned. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied.

    G. Compensated Absences

    Employees of the Company are entitled to paid vacation, paid sick days and personal days off, depending on job classification, length of service and other factors. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

2. Receivables from Brokers and Dealers

    Pursuant to a correspondent agreement with Southwest Securities, Inc., all customer accounts are forwarded to Southwest Securities, Inc. on a fully disclosed basis. San Jacinto Securities, Inc. has placed a $169,339 clearing deposit with Southwest Securities, Inc.

3. Federal Income Tax

    Effective January 1, 1990, the Company elected to be taxed as a Subchapter S Corporation. Had the election not been made, the company would have had a tax refund of approximately $12,600. There is no substantial difference between the book basis and tax basis of net assets.

4. Net Capital Requirements

    The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital.

    In addition, the net capital rule provides that equity capital may not be withdrawn or cash dividends paid if resulting aggregate indebtedness to net capital ratio would be less than 10 to 1 or net capital is reduced below the minimum required net capital. At December 31, 2003, the Company's total net capital as defined by rule 15c3-1 was as follows:

4. Net Capital Requirements (cont'd)

Required	Actual	Excess	Percent of Aggregate Indebtedness
$ 100,000	$ 251,255	$ 151,255	34%

5. Commitments and Concentrations of Credit Risk

The Company leases office space pursuant to a written agreement with Sterling Plaza, LTD. Rent expense relating to this lease in 2003 was $78,298. The remaining aggregate minimum lease payments are as follows:

Year Ended December		Amount
2004	$	70,789
2005		71,041
2006		71,041
2007		73,812
2008		6,172
Total	$	292,855

In addition, the Company leases one vehicle, several computers and a copier. The total remaining aggregate minimum lease rental is as follows:

Year Ended December		Amount
2004	$	6,222
2005		3,112
Total	$	9,334

The Company maintains balances at BankOne in excess of federally insured amounts. At December 31, 2003, the Company's uninsured cash balance totaled $99,447.

Due to the nature of the Company's business, the Company may become party to various claims, legal actions, and complaints arising in the ordinary course of business. In the opinion of Management, all such matters would currently be of such kind, or involve such amounts, that an unfavorable disposition would not have a material affect on the financial position of the Company.

5. Commitments and Concentrations of Credit Risk (cont'd)

The Company engages in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. Employee Benefit Plan

Effective June 30, 1992, the Company adopted a Simplified Employee Pension Plan covering substantially all employees. During 2003, the Company contributed $-0- to the plan.

7. Retained Earnings

The Company's retained earnings are segregated into two classifications. One classification discloses the balance of retained earnings up to the effective date of the "S" Corporation election, reduced by subsequent distributions. The second classification, Accumulated Adjustment Account, represents the undistributed previously taxed income of the shareholders.

The balance of retained earnings at December 31, 2003
consists of the following:

Retained Earnings (prior to January 1, 1990)	$ 7,450
Accumulated Adjustment Account	405,114
Total	$ 412,564

8. Fair Value of Financial Instruments

Cash, money market funds, receivables, payable to brokers/dealers accounts payable and accrued liabilities approximate their respective fair values as of December 31, 2003 due to the short maturity of these instruments or their being recorded at quoted market value.

9. Related Party

As of December 31, 2003, the Company had a note receivable with the majority owner amounting to $198,375. Interest on this note is 4% per annum and the unpaid principle and accrued interest is due on January 7, 2005.

San Jacinto Securities, Inc.
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2003

Schedule 1

Total stockholders' equity	$ 462,564
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholders' equity qualified for net capital	462,564
Deductions	
Total nonallowable assets from statement of financial condition	(211,287)
Other additions or allowable charges	- 0 -
Total deductions	(211,287)
Net capital before haircuts on securities positions	251,277
Haircuts on Securities: [computed, where applicable, pursuant to 15c3-1(f)]	
Other securities	(22)
Net capital	$ 251,255
Ratio: Aggregate indebtedness to net capital	Nominal

The accompanying notes are an integral part of this schedule.

11

San Jacinto Securities, Inc.
Reconciliation of Net Capital Computation
Pursuant to Rule 17a-5d4
December 31, 2003

	Per Focus Report	Adjustments	Per Audit Report
Net Capital	$ 251,255	$ - 0 -	$ 251,255

The accompanying notes are an integral part of this schedule.

San Jacinto Securities, Inc., claims exemption from the provisions of Rule 15c3-3 pursuant to Rule 15c3-3 Section (k)(2)(ii). As an introducing broker, San Jacinto Securities, Inc., clears all transactions with and from customers on a full disclosed basis with Southwest Securities, Inc. All customer funds and securities are promptly transmitted to Southwest Securities, Inc.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2003

San Jacinto Securities, Inc., operates as an introducing broker and forwards all transactions and customer accounts to Southwest Securities, Inc. who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to Southwest Securities, Inc. on a same day-basis.

The accompanying notes are an integral part of this schedule.

SAN JACINTO SECURITIES, INC.

Independent Auditor's Report on
Internal Accounting Control

December 31, 2003

San Jacinto Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control
December 31, 2003

In planning and performing our audit of the financial statements and supplemental schedules of San Jacinto Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by San Jacinto Securities, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparison.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objective. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



San Jacinto Securities, Inc.
Independent Auditor's Report on
Internal Accounting Control
December 31, 2003

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weaknesses is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. It is noted that due to the relatively small size of the office and a minimum number of persons employed in the accounting department, a complete separation of duties deemed necessary for ideal internal control is not present; however, after giving due consideration to the limited number of personnel, our study and evaluation did not disclose to us any other weaknesses that we believe to be material as of December 31, 2003.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commissions' objective.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the N.A.S.D. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

January 14, 2004   DAVIS, CLARK AND COMPANY, P.C.
                                    Certified Public Accountants

